Ryan Sansom + 1 617 937 2335 rsansom@cooley.com	Via EDGAR

April 22, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Terence O’Brien
Ms. Ada Sarmento
Mr. Tim Buchmiller

Re:	Molecular Partners AG
Draft Registration Statement on Form F-1
Submitted on March 15, 2021
CIK No. 0001745114
Ladies and Gentlemen:

On behalf of our client, Molecular Partners AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 11, 2021 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 as confidentially submitted to the Commission on March 15, 2021. We are also filing the Registration Statement on Form F-1 (the “Form F-1), which reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Form F-1. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form F-1.

Draft Registration Statement on Form F-1 submitted March 15, 2021
Prospectus Summary, page 1
1.We note certain statements in this section and in the Business section discussing "positive" progress on your first COVID-19 antiviral therapeutic product candidates, "positive" preclinical data from your existing COVID-19 antiviral therapeutic product candidates, the "encouraging" activity and tolerability of certain of your product candidates, the success of abicipar in two positive Phase 3 trials in nAMD, that you are encouraged by anecdotal signs of clinical efficacy in AMG506, that DARPin based TCEs showed equivalent efficacy and that conditionally activated CD3-PDD shows similar efficacy but none of the toxicity of the active TCE. Efficacy
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise these statements, and any other statements regarding safety or efficacy, as appropriate.
Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Form F-1 to remove any inference regarding efficacy or safety of its product candidates. In addition, the Company has revised the disclosure on pages 1, 6, 8 and 21 of the Form F-1 to further advise potential investors of the early-stage nature of its product candidates, to highlight the risks related to reliance on the Company’s early results and to reaffirm that any conclusions regarding the safety and efficacy of the Company’s product candidates are solely within the purview of the FDA and other regulatory agencies.

Our Pipeline, page 2

2.Please revise the pipeline to indicate the current status of development of each of your product candidates. For example, we note your disclosure on page 5 that following the submission of a BLA for abicipar, your partner Abbvie is considering next steps because the FDA determined that the ocular inflammation profile seen in the two Phase 2 clinical trials did not provide an adequate risk reward benefit as submitted, and additional work would be required to show the ocular inflammation profile of abicipar would be similar to those products already approved for the treatment of nAMD. We also note your disclosure on page 17 that your Phase 1 trial of ensovibep has been delayed due to an inability to dose healthy volunteers due to government restrictions in the UK since the end of 2020 in response to the pandemic.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its Pipeline on pages 2, 107 and 118 of the Form F-1.

3.We note that you have included two programs in the discovery phase in your pipeline table. Given the early-stage development of these programs, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its pipeline on pages 2, 107 and 118 of the Form F-1 to further clarify that the aforementioned programs are in the discovery phase. Additionally, the Company respectfully advises the Staff that, as a platform therapeutics company, the Company believes that its investment in and potential value derived from these discovery areas is a material component of the Company’s business, as evidenced by the Company’s plans to use a portion of the proceeds from the offering for the development of these programs and any related potential product candidates that are derived from these programs. For example, the Company respectfully advises the Staff that these
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

discovery programs led to the development of its AML, ensovibep and MP0423 product candidates, and the descriptions included in the Form F-1 on these programs on pages 119 and 133 further describe the significance of these programs to the Company.

Our Strategy, page 6

4.Please provide the basis for your statement that you are the world leaders in DARPin engineering and research.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosure on pages 6 and 112 of the Form F-1. The Company respectfully advises that the Company was founded by the inventors of the DARPin technology and has held a worldwide exclusive license from the University of Zurich since 2004 on patents relating to the fundamentals of DARPin technology. From this time forward, the Company has been the only company contractually permitted to use, make, develop, sell or offer to sell the claimed DARPin technology and DARPin molecules generated therewith, with certain research exemptions for academic institutions and research organizations. Furthermore, since the time of invention and licensure, the Company has developed and patented over 25 families of patents spanning 150 granted and over 100 additional pending U.S. and foreign patent applications which to date enable us to be the global leaders in DARPin engineering and research.

5.We note that part of your strategy is to rapidly advance the clinical development of your COVID-19 antiviral therapeutic product candidates in your infectious disease program in collaboration with Novartis and you discuss that it took you less than eight weeks to go from concept to candidate identification on page 119. Please balance this disclosure and similar disclosure throughout the prospectus to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that you will achieve similar development timelines with your future product candidates.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Form F-1 to balance the disclosure throughout to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that we will achieve similar development timelines with our future product candidates, remove any inference regarding regulatory approval or the safety, tolerability and efficacy of our product candidates. In addition, the Company has revised the disclosure on pages 8, 21 and 128 to further advise potential investors of the early-stage nature of its product candidates, to highlight the risks related to reliance on the Company’s early results and to reaffirm that any conclusions regarding the safety and efficacy of the Company’s product candidates are solely within the purview of the FDA and other regulatory agencies.

Risk Factors, page 14

Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

6.Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."

Response to Comment 6:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 78 of the Form F-1 accordingly.

Use of Proceeds, page 83

7.Please revise to disclose if you intend to complete your planned Phase 1 clinical trial for MP0317 and your ongoing Phase 1 clinical trial for MP0420 with the proceeds of the offering. Please also revise to disclose whether you intend to initiate or complete a Phase 1 trial for MP0423 using the proceeds of the offering and how far you expect the proceeds from the offering to allow you to proceed in the development of your AML CD3 product candidate.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of the Form F-1 to include estimations of how far in development the Company believes the proceeds from this offering will allow it to reach.
Business
COVID-19 Product Candidates: Ensovibep (MP0420) and MP0423, page 118

8.We note your disclosure on page 120 that Part A of the EMPATHY trial is "ongoing" yet your disclosure on page 119 indicates that the EMPATHY trial has not yet commenced. Please revise or advise.

Response to Comment 8:
In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Form F-1.

B. Our Oncology Program, page 124

9.Please balance the disclosure in this section by noting that AMG 506 (MP0310) and MP0317 both utilize novel mechanisms of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects.

Response to Comment 9:
In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Form F-1 accordingly.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

Beyond Bi-specifics: Our Next Generation DARPin-based TCE Platform, page 131

10.Please explain what you mean by "IND-ready" in this section.

Response to Comment 10:
In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Form F-1.

Intellectual Property, page 138

11.Please revise to disclose the material foreign jurisdictions where you own or license patents or pending patent applications.

Response to Comment 11:
In response to the Staff’s comment, the Company has revised its disclosure on page 141 of the Form F-1 accordingly.

12.We note your disclosure that certain patents that you licensed from the University of Zurich pertaining to your DARPin platform to generate your DARPin product candidates will expire in 2021 and one patent will expire in 2023. Please revise to disclose what effect you expect the expiration of these patent to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect. Please also disclose whether the inability to enter into a non-exclusive license with the University of Zurich for the remaining U.S. patent that will expire in 2023 would have a material impact on your business and, if so, if you intend to take any action to mitigate such impact.

Response to Comment 12:
In response to the Staff’s comment, the Company has revised its disclosure on pages 142 and 147 of the Form F-1.

License and Collaboration Agreements, page 141

13.If you would be unable to enforce royalty obligations under any of your license and collaboration agreements after the licensed patent rights have expired, please revise to clarify this in this section as appropriate.

Response to Comment 13:
In response to the Staff’s comment, the Company has revised its disclosure on pages 145, 146, 147 and 148 of the Form F-1 accordingly.

Option and Equity Rights Agreement with Novartis, page 141

Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

14.Please revise to disclose when the royalty term will end under this agreement or how it is.

Response to Comment 14:
In response to the Staff’s comment, the Company has revised its disclosure on page 145 of the Form F-1 accordingly.

Discovery Alliance Agreement with Allergan, an AbbVie Company, page 143

15.Please revise to clarify whether the royalty term is the same as the term of the agreement.

Response to Comment 15:
In response to the Staff’s comment, the Company has revised its disclosure on page 147 of the Form F-1 accordingly.

License Agreement with the University of Zurich, page 144

16.Please revise to disclose the term of the agreement, the termination provisions, the royalty term, and any other payment terms such as aggregate future potential milestone payments, upfront or execution payments made or aggregate amounts paid under the agreement to date.

Response to Comment 16:
In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 147 and 148 of the Form F-1 accordingly.

Principal Shareholders, page 174

17.Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each entity in the table.

Response to Comment 17:
In response to the Staff’s comment, the Company has revised its disclosure on pages 179 of the Form F-1.

Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss
Law, page 179

18.We note that you refer shareholders to, in part, Swiss law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response to Comment 18:
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

In response to the Staff’s comment, the Company has revised its disclosure on page 183 of the Form F-1.

General

19.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 19:
The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Form F-1.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*   *   *   *
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

April 22, 2021

Please direct any questions or comments concerning the Form F-1 or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom

Ryan Sansom

cc:        Patrick Amstutz, Molecular Partners AG
Julien Gander, Molecular Partners AG
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com